SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

JAMES RIVER COAL COMPANY

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

4.50% SENIOR CONVERTIBLE NOTES DUE 2015

(Title of Class of Securities)

470355AF5

(CUSIP Number of Class of Securities)

and

3.125% CONVERTIBLE SENIOR SECURED NOTES DUE 2018

(Title of Class of Securities)

470355AH1

(CUSIP Number of Class of Securities)

Peter T. Socha

President and Chief Executive Officer

James River Coal Company

901 E. Byrd Street, Suite 1600

Richmond, Virginia 23219

(804) 780-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Andrew B. Hampton, Esq. Assistant General Counsel James River Coal Company 901 E. Byrd Street, Suite 1600 Richmond, Virginia 23219 (804) 780-3000	David A. Stockton, Esq. Kilpatrick Townsend & Stockton LLP 1100 Peachtree Street, N.E., Suite 2800 Atlanta, Georgia 30309 (404) 815-6500

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$54,429,660	$4,673.70

(1)	Estimated for purposes of calculating the amount of the filing fee only. Represents the maximum principal amount of the Company’s 10.00% Convertible Senior Notes due 2018 that may be issued pursuant to the exchange offers.

(2)	The registration fee has been calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. Represents one third of the value of the maximum amount of the Company’s 4.50% Convertible Senior Notes due 2015 and 3.125% Convertible Senior Notes due 2018 that the issuer may receive from tendering holders in the exchange offers described herein.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,673.70
Form or Registration No.:	333-189403
Filing Party:	James River Coal Company
Date Filed:	June 18, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This issuer tender offer statement on Schedule TO (this “Schedule TO”) is being filed by James River Coal Company, a Virginia corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the “Exchange Offers”) (i) up to $31,739,040 aggregate principal amount of its 10.00% Convertible Senior Notes due 2018 (the “new notes”) for any and all of its outstanding 4.50% Convertible Senior Notes due 2015 (CUSIP No. 470355AF5) (the “existing 2015 notes”) and (ii) up to $22,704,880 aggregate principal amount of its new notes for any and all of its outstanding 3.125% Convertible Senior Notes due 2018 (CUSIP No. 470355AH1) (the “existing 2018 notes”). The Exchange Offers are made upon the terms and subject to the conditions set forth in the Company’s preliminary prospectus (as the same may be amended or supplemented from time to time, the “Prospectus”) and the related Letter of Transmittal (the “Letter of Transmittal”), each of which forms a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-189403) initially filed with the U.S. Securities and Exchange Commission (“SEC”) on June 18, 2013, as amended from time to time (the “Registration Statement”).

All of the information set forth in the Registration Statement, the Prospectus and Letter of Transmittal, and any supplement or amendment thereto, related to the Exchange Offers hereafter filed by the Company with the SEC, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information in the Prospectus under the heading “The Exchange Offers” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The issuer is James River Coal Company, a Virginia corporation, with its principal executive office located at 901 East Byrd Street, Suite 1600, Richmond, Virginia 23219; telephone number (804) 780-3000.

(b)	Securities. The subject classes of securities are (i) the existing 2015 notes and (ii) the existing 2018 notes. As of the date of this filing, there are $51.2 million in aggregate principal amount of the existing 2015 notes outstanding and $51.6 million aggregate principal amount of the existing 2018 notes outstanding.

(c)	Trading Market and Price. Neither the existing 2015 notes nor the existing 2018 notes are listed on any national securities exchange and, to the knowledge of the Company, there is no established trading market for the existing 2015 notes or the existing 2018 notes. The information in the Registration Statement under the heading “Price Range of Common Stock and Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. The filing person is James River Coal Company, a Virginia corporation, with its principal executive offices located at 901 East Byrd Street, Suite 1600, Richmond, Virginia 23219; telephone number (804) 780-3000.

Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and directors of the Company:

Name	Position
Peter T. Socha	President, Chief Executive Officer and Chairman of the Board of Directors
Coy K. Lane, Jr.	Senior Vice President and Chief Operating Officer
Michael E. Weber	Senior Vice President and Chief Commercial Officer
Samuel M. Hopkins, II	Vice President and Chief Accounting Officer
Ronald J. FlorJancic	Director
Joseph H. Vipperman	Director
Leonard J. Kujawa	Director
Alan F. Crown	Director

The business address and telephone number of each of the above executive officers and directors of the Company is c/o James River Coal Company, 901 East Byrd Street, Suite 1600, Richmond, Virginia 23219; telephone number (804) 780-3000.

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Item 4. Terms of the Transaction.

(a)	Material Terms. The information in the Prospectus under the headings “The Exchange Offers,” “Summary of the New Notes,” “Description of the Exchange Offers,” “Description of New Notes,” “Description of Material Differences Between the New Notes and the Existing 2015 Notes,” “Description of Material Differences Between the New Notes and the Existing 2018 Notes” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

	(1)	Tender Offers.

		(i)	The information in the Prospectus under the headings “The Exchange Offers” and “Description of the Exchange Offers” is incorporated herein by reference.

		(ii)	The information in the Prospectus under the headings “The Exchange Offers,” “Description of the Exchange Offers” and “Description of New Notes” is incorporated herein by reference.

		(iii)	The information in the Prospectus under the headings “The Exchange Offers” and “Description of the Exchange Offers” is incorporated herein by reference.

		(iv)	Not applicable.

		(v)	The information in the Prospectus under the headings “The Exchange Offers” and “Description of the Exchange Offers” is incorporated herein by reference.

		(vi)	The information in the Prospectus under the headings “The Exchange Offers” and “Description of the Exchange Offers” is incorporated herein by reference.

		(vii)	The information in the Prospectus under the headings “The Exchange Offers” and “Description of the Exchange Offers” is incorporated herein by reference.

		(viii)	The information in the Prospectus under the headings “The Exchange Offers” and “Description of the Exchange Offers” is incorporated herein by reference.

		(ix)	Not applicable.

		(x)	The information in the Prospectus under the headings “The Exchange Offers,” “Description of the Exchange Offers,” “Description of Material Differences Between the New Notes and the Existing 2015 Notes,” “Description of Material Differences Between the New Notes and the Existing 2018 Notes” and “Description of New Notes” is incorporated herein by reference.

		(xi)	The information in the Prospectus under the heading “Description of the Exchange Offers” is incorporated herein by reference.

		(xii)	The information in the Prospectus under the headings “Description of the Exchange Offers” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

	(2)	Mergers or Similar Transactions. Not Applicable.

(b)	Purchases. None of the Company’s officers, directors or affiliates hold any of the existing 2015 notes or the existing 2018 notes and, therefore, no existing 2015 notes or existing 2018 notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offers.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

The information in the Prospectus under the headings “Summary,” “Description of Other Indebtedness” and “Description of Capital Stock” is incorporated herein by reference.

The Company sponsors certain equity-based compensation plans. See the Company’s 2004 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed August 13, 2004), the Amendment to the Company’s 2004 Equity Incentive Plan, incorporated herein by reference to Appendix B to the Company’s Definitive Proxy Statement on Form 14A filed with the SEC April 30, 2009 and the Company’s 2012 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2012). For further information regarding the terms of the Company’s equity-based compensation plans and agreements, see Note 7 to the Company’s December 31, 2012 consolidated financial statements (incorporated herein by reference to such Note 7 to the Consolidated Financial Statements of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 8, 2013). The information in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 4, 2013, under the headings “Securities Authorized for Issuance Under Equity Compensation Plans” and “Compensation Discussion and Analysis” is also incorporated herein by reference.

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With respect to the existing 2015 notes, the Company entered into an Indenture, dated as of November 20, 2009, between the Company and U.S. Bank National Association, as trustee (including the form of 4.50% Convertible Senior Notes due 2015), incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the SEC on November 25, 2009. With respect to the existing 2018 notes, the Company entered into an Indenture, dated as of March 29, 2011, between the Company and U.S. Bank National Association, as trustee (including the form of 3.125% Convertible Senior Notes due 2018), incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated March 29, 2011. With respect to the Company’s 10.00% Convertible Senior Notes due 2018, the Company (i) entered into an Indenture, dated as of May 22, 2013, by and among the Company, the subsidiary guarantors named therein and U.S. Bank National Association, as Trustee (including the Form of Note), incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 22, 2013, and (ii) will enter into a Supplemental Indenture, to be dated as of the settlement date for the exchange offers, by and among the Company, the subsidiary guarantors named therein and U.S. Bank National Association, as Trustee, the form of which is incorporated herein by reference to Exhibit 4.12 to the Registration Statement.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information in the Prospectus under the headings “The Exchange Offers” and “Description of The Exchange Offers” is incorporated herein by reference.

(b)	Use of Securities Acquired. The existing notes surrendered in exchange for new notes will be retired and cancelled.

(c)	Plans.

(1)	None.

(2)	None.

(3)	None.

(4)	None.

(5)	None.

(6)	None.

(7)	None.

(8)	None.

(9)	The Company maintains two stock purchase and/or option plans: the 2004 Equity Incentive Plan and the 2012 Equity Incentive Plan. The Company may issue securities in each of these plans from time to time.

(10)	None.

Item 7. Source and Amount of Funds or Other Consideration.

(a)

Source of Funds. The consideration to be used in the Exchange Offers consists of the new notes. If all of the existing 2015 notes and existing 2018 notes are tendered and accepted for exchange, an aggregate principal amount of $54,443,920 million of the new notes will be issued. The Company expects to pay fees and expenses in connection with the Exchange Offers from the cash on hand. The information set forth in the Prospectus under the heading “Description of the Exchange Offers—Source of Funds for the Exchange Offers” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds. Not applicable.

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Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership. None.

(b)	Securities Transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in the Prospectus under the headings “Description of the Exchange Offers—Other Fees and Expenses,” “Description of the Exchange Offers—Information and Exchange Agent,” and “Questions and Answers About the Exchange Offers – Are you making a recommendation regarding whether I should participate in the exchange offers?” is incorporated herein by reference.

Item 10. Financial Statements.

(a)	Financial Information.

The following financial statements and information are incorporated herein by reference:

(1)	The audited consolidated financial statements of the Company set forth on pages F-1 through F-32 in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on March 8, 2013.

(2)

The unaudited condensed consolidated financial statements of the Company set forth on pages 3 through 15 in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013, filed with the SEC on August 9, 2013.

(3)	The information in the Prospectus under the heading “Ratio of Earnings to Fixed Charges.”

(4)	The book value per share of Company common stock as of June 30, 2013, the date of the most recent balance sheet presented, was $7.49.

(b)	Pro Forma Information. The information in the Prospectus under the heading “Capitalization,” “Description of New Notes” and “Selected Historical Consolidated Financial Data” is incorporated herein by reference.

Copies of the financial statements incorporated herein by reference pursuant to this Item 10 can be obtained at no cost by telephone request at (804) 780-3000 or by written request by mail at: James River Coal Company, 901 East Byrd Street, Suite 1600, Richmond, Virginia 23219, Attention: Investor Relations. For more information, see the Prospectus under the heading “Incorporation of Certain Documents by Reference.”

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	The Company is required to comply with federal and state securities laws and tender offer rules.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	Other Material Information. The information in the Prospectus and Letter of Transmittal is incorporated herein by reference.

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Item 12. Exhibits.

(a)(1)(A)	Letter of Transmittal

(a)(4)	Prospectus filed with the Commission on August 13, 2013 pursuant to Rule 424(b)(3) and forming a part of the Registration Statement

(a)(5)	Press Release, dated August 13, 2013 (filed by the Company pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended, and incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on August 13, 2013)

(b)	None

(d)(1)	2004 Equity Incentive Plan of the Company, incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed August 13, 2004

(d)(2)	Amendment to the Company’s 2004 Equity Incentive Plan, incorporated herein by reference to Appendix B to the Company’s Definitive Proxy Statement on Form DEF 14A filed April 30, 2009

(d)(3)	2012 Equity Incentive Plan of the Company, incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed August 9, 2012
(d)(4)(1)

Rights Agreement between the Company and SunTrust Bank as Rights Agent, dated as of May 25, 2004, incorporated herein by reference to Exhibit 4.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 31, 2005

(d)(4)(2)	Form of rights certificate, incorporated herein by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A filed January 24, 2005
(d)(4)(3)

Amendment No. 1 to Rights Agreement between the Registrant and Computershare Trust Company, N.A., successor to SunTrust Bank, as Rights Agent, dated as of November 3, 2006, incorporated herein by reference to Exhibit 4.2 to the Registrant’s Quarterly Report on Form 10-Q filed November 9, 2006

(d)(4)(4)

Amendment No. 2 to Rights Agreement between the Registrant and Computershare Trust Company, N.A., successor to SunTrust Bank, as Rights Agent, dated as of August 2, 2007, incorporated herein by reference to Exhibit 4.2 to the Registrant’s Quarterly Report on Form 10-Q filed August 9, 2007

(d)(5)

Indenture relating to the 4.50% Convertible Senior Notes due 2015, dated as of November 20, 2009, between the Company and U.S. Bank National Association, as trustee (including the form of 4.50% Convertible Senior Notes due 2015), incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-K filed November 25, 2009

(d)(6)

Indenture relating to the 3.125% Convertible Senior Notes due 2018, dated as of March 29, 2011, between the Company and U.S. Bank National Association, as trustee (including the form of 3.125% Convertible Senior Notes due 2018), incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated March 29, 2011

(d)(7)

Indenture relating to the 7.785% Senior Notes due 2019, dated as of March 29, 2011, between James River Escrow Inc. and U.S. Bank National Association, as trustee (including the form of 7.785% Senior Notes due 2019), incorporated herein by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed March 29, 2011

(d)(8)	Indenture relating to the 10.00% Convertible Senior Notes due 2018, dated May 22, 2013, by and between the Company, the subsidiary guarantors named therein, and U.S. Bank National Association, as trustee (including the form of 10.00% Convertible Senior Notes due 2018), incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 29, 2013

(d)(9)	Form of Supplemental Indenture relating to the 10.00% Convertible Senior Notes due 2018, incorporated herein by reference to Exhibit 4.12 of the Registration Statement

(g)	None

(h)	Tax Opinion of Kilpatrick Townsend & Stockton LLP, dated August 2, 2013, incorporated herein by reference to Exhibit 8 to the Registration Statement

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAMES RIVER COAL COMPANY

Dated: August 13, 2013	By:	/s/ Samuel M. Hopkins II
	Name:	Samuel M. Hopkins II
	Title:	Vice President and Chief Accounting Officer

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INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Letter of Transmittal

7